UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

February 13, 2003

Aktiebolaget Volvo\Publ\
(Exact name of registrant as specified in its charter)

40508 Goteborg Goteborg, Sweden
(Address of principal executive offices)

000-12828
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Volvo - Report on 2002 Operations

	2002	2001

Net sales, SEK M	177,080	180,615
Operating income excluding restructuring costs, SEK M	2,837	3,186
Operating income, SEK M	2,837	(676)
Income after financial items, SEK M	2,013	(1,866)
Net income, SEK M	1,393	(1,467)
Sales growth, %	(2)	50
Income per share, SEK	3.30	(3.50)
Return on shareholders' equity, %	1.7	(1.7)

  Operating income in the fourth quarter of 2002 was SEK 823 M, compared with an operating loss of SEK 364 M in the year-earlier period.
  Lower operating income in Volvo CE due to provisions related to dealer restructuring in North America and to rationalization of the production of wheeled excavators.
  The North American truck business was strengthened during the fourth quarter through expansion of the dealer and service network, the closure of the Winnsboro plant and production changeover to the new Volvo VN truck at the assembly plant in New River Valley.
  Strong cash flow for the full year. Cash flow after net investments amounted to SEK 4.9 billion in the fourth quarter.
  The Board of Directors proposes that a dividend of SEK 8.00 per share be paid for 2002.

Comments by the Chief Executive Officer

The Volvo Group's positive trend continued in the fourth quarter despite weakening demand on the world market. A solid performance from the truck operations in Europe, positive contributions from synergies and another very strong result from Volvo Penta are the main reasons for the improved operating income. It is satisfying to see that our focus on the Group's cash flow has resulted in a strong positive cash flow in the fourth quarter and for the full year. Income per share increased to SEK 3.30, a significant improvement compared with the preceding year.

The North American truck operations underwent major industrial changes during the quarter. The Winnsboro plant was closed in November and the production of Mack highway trucks was transferred to the New River Valley plant, which is now producing both Mack highway trucks and the new Volvo VN series. Production at the plant will gradually increase and reach a normalized level during the second quarter of 2003.

The negative overall market trend continued through the quarter. In line with our expectations, Western Europe was down and the market in North America remained weak. There were no signs of improvements in the aviation industry and the downturn in construction equipment persisted in North America and Europe. Our strong development in Asia continued thanks to vital economic dynamics in the region and the Group's gradually strengthened market presence.

Earnings for the full year reflect a considerable improvement compared with 2001. Excluding the non-recurring effect from the disposal of the Mitsubishi shares in 2001, operating income for Trucks nearly doubled. Renault Trucks and Volvo Trucks capitalized on new and successful truck series. The restructuring and integration process within trucks resulted in considerable synergies.

Volvo Buses reduced its losses significantly compared with 2001 and improved its position in North America during the year as the result of a large, long-term order in Mexico. Volvo Penta continued to offset the weakening market by gaining market shares with new products, particularly diesel engines for leisure boats.

Volvo Aero's earnings deteriorated to a breakeven level, which is unsatisfactory but reasonable considering that revenues have declined by 30% as a consequence of the crisis in the aviation industry. However, in the fourth quarter a number of important long-term agreements were signed.

Volvo CE's operating income also declined compared with 2001. The four-year recession in the market for construction equipment in North America has put heavy pressure on manufacturers as well as dealers.

Volvo Financial Services proceeded in stabilizing operations and expanding its service offering among the Group's business areas.

There has been a high level of product renewal activities in the Group throughout the year. It began with extensive production changes for the new series of Volvo trucks, Volvo wheel loaders, motor graders and excavators. It culminated with the ramp-up for the new Volvo VN trucks in North America. The production change over had a negative impact on the market share development during 2002 but on the other hand ensured strong positions for 2003.

The first two years of the integration of Renault Trucks and Mack Trucks have resulted in far-reaching and successful changes. We have a competitive structure in place, purchasing gains are being realized and the plans for a consolidated engine program are finalized. We have also established plans for shared vehicle architecture and defined the strategy for our brands. Our customer service network is being strengthened by the on-going dealer optimization in North America and by enhanced financial services. All in all the synergies that we aimed for have been achieved.

Our major concern is the world economic uncertainty. We do not expect a major recovery in North America during the first part of 2003 and Europe is likely to face a continued but not dramatic downturn. Consequently, business cycle management and cash flow activities will remain in focus. When the upturn comes, Volvo is prepared and well positioned to capitalize on that development.

Leif Johansson

Significant events during the fourth quarter of 2002

Industrial changes in the North American truck operations
The production of Mack highway trucks in Winnsboro, South Carolina, was transferred to the Volvo plant in New River Valley, Virginia during the fourth quarter of 2002. The Winnsboro plant was closed in November and the first Mack production vehicle came off the line at the Virginia facility on December 16.

The new-generation Volvo VN went into production during the fourth quarter. More than 6,000 orders have been placed to date for the Volvo VN and VHD. The New River Valley plant is now producing both Mack highway trucks and the new Volvo VN series. Production at the plant will gradually increase and reach normal capacity during the second quarter of 2003.

Renault Trucks in engine cooperation with Chinese Dong Feng Motors
Renault Trucks has concluded an agreement covering technology transfer pertaining to truck engines with the Chinese truck manufacturer Dong Feng Motors. The agreement is intended to provide Dong Feng Motors the possibility of equipping its trucks with Renault engines.

Renault Mascott to be sold through Volvo dealers in Sweden
The Renault Mascott light-duty truck will be marketed as a complement to the Volvo truck range in Sweden. Mascott will be distributed through 15 Volvo Truck dealers. Deliveries will start in early 2003, concentrated to distribution centers throughout the country. The Renault Mascott range covers 3.5 to 6.5 tons total weight and is ideal for light deliveries, municipal service and construction work.

Volvo launches program to increase productivity of articulated haulers
Volvo Construction Equipment (Volvo CE) will concentrate the production of its articulated haulers into two plants instead of three and at the same time, move and integrate the Volvo Articulated Haulers' head office in Vaxjo to the plant in Braas, Sweden, during 2003.

Volvo Powertrain invests SEK 375 M in Skövde, Sweden and SEK 378 M in Lyon, France
Volvo will invest a total of SEK 375 M in its engine plant in Skovde, Sweden. The investments cover a new line for casting and modifications of the machining systems for the next-generation heavy diesel engine. The investment in Venissieux outside Lyon, France covers a new assembly line for the 9 and 11-liter engines.

Volvo Trucks invests SEK 365 M in Umea, Sweden
Volvo Trucks has decided to invest SEK 365 M in a new primer paint-spraying unit and new production line at Volvo Trucks' cab plant in Umea, in northern Sweden. The investment will increase the plant's capacity from 50,000 to 60,000 cabs per year and is supported by a regional development grant of SEK 45 M from the Swedish Board for Industrial and Technical Development.

Significant events earlier in 2002

Volvo CE launched new products
In the first quarter Volvo CE launched its B-series of excavators and the new Volvo E-series of wheel loaders. In the second quarter Volvo CE launched the new Volvo B-series of motor graders and the new backhoe loader. In September, two new compact wheel loaders were launched, featuring new powertrains and cabs.

Volvo Aero Engine Services lands major overhaul order from Aeroflot
Volvo Aero signed an agreement with the Russian airline Aeroflot, whereby Volvo Aero will overhaul Aeroflot's JT9D-59A engines, powering its DC 10-40 aircraft. The initial value of the contract is about USD 60 M, making it the largest overhaul contract signed by Volvo Aero since 1998. There is also a potential for a total order value of USD 120 M if Aeroflot decides to add more DC 10-40's to its fleet.

Volvo Buses chosen as preferred supplier
In June 2002, Volvo Buses was chosen as preferred supplier by two of the leading bus operator groups in Mexico. The contract gives Volvo Buses a leading position within the upper segments in the Mexican market. The deliveries involve 1,800 buses and are now starting up. Deliveries will continue through mid-2005. The total framework agreement amounts to approximately SEK 3 billion. This agreement follows an earlier order for 900 buses, most of which were delivered in 2000 and 2001.

Volvo CE establishes production facility in China
Volvo CE decided to establish a wholly owned subsidiary and production facility, for the manufacture of construction equipment in Shanghai, China. The new facility is scheduled to begin operation by spring 2003 and will be used for the assembly of crawler excavators.

Volvo and Mack received engine approvals from the US Environmental Protection Agency (EPA)
On September 30, Volvo received a conditional approval from the EPA in the US to manufacture and sell trucks with its EPA02-compliant VED12 diesel engine after October 1, 2002. EPA certified Mack's ASET Highway (C-EGR) engine family to the EPA02 standard in July and Mack's ASET Vocational (I-EGR) engine family received conditional EPA02 certification in September.

Volvo Trucks introduced the new Volvo VN in the US
The new Volvo VN was introduced on August 21, the new truck models are equipped with the new EPA-compliant engines and will deliver a competitive fuel economy. The VN trucks are based on the same platform as the recently introduced Volvo FH and Volvo FM trucks. To date, more than 6,000 orders have been placed for the Volvo VN. Customers include Yellow Transportation, Knight Transportation, US Xpress and Tyson Food.

Production start at Volvo CE's new factory in Poland
On September 13, Volvo CE officially opened its new factory in Wroclaw, Poland. The factory will serve as a global center for production of the new backhoe loader launched earlier this year.

Volvo Penta introduced telematics
During the third quarter, Volvo Penta introduced the first ever telematic solution for the boating industry. This satellite-based communications network improves security, safety and enjoyment of any size of boat. In a first stage, Volvo Penta has introduced telematics in the US but the service will gradually also be available in other parts of the world.

The Volvo Group - 2002

Net sales
Net sales of the Volvo Group for the fourth quarter of 2002 amounted to SEK 45,877 M, compared with SEK 48,633 M in 2001. This represents an increase of 1.5% adjusted for changes in currency rates. The rise in net sales after currency effects is largely attributable to increased truck deliveries in most markets.

Net sales of Trucks amounted to SEK 31,133 M, an increase of 3% adjusted for currency effects compared with the year-earlier period. Deliveries in Europe rose 4% following the introduction of the new Volvo FH and Volvo FM trucks combined with high deliveries of Renault trucks in Southern Europe and a strong increase in Eastern Europe. Deliveries in North America declined to 7,438 vehicles, down 3% compared with the year-earlier period as a result of the production changeover.

Net sales of Buses for the fourth quarter of 2002 amounted to SEK 3,852 M, up 2% adjusted for currency effects. Excluding currency effects, net sales for Volvo CE were up 15%. Sales of marine engines declined slightly and Volvo Penta's sales in the fourth quarter were down 1%, excluding currency effects. As a result of the downturn in the airline industry, Volvo Aero's net sales declined by 30%, excluding currency effects.

The Group's net sales in Western Europe were on the same level in the fourth quarter of 2002 as in the preceding year. Net sales in North America were down 13% due to the production changeover and lower USD rates. Sales in South America declined 21%, while significant growth was noted in Eastern Europe and Asia.

The distribution of net sales by market is further specified in the table below:

Net sales by market area	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %	% of total
Western Europe	25,272	25,702	92,331	93,147	(1)	52
Eastern Europe	2,382	2,429	7,437	6,383	+17	4
North America	10,800	12,454	50,206	54,630	(8)	28
South America	1,158	1,473	4,667	6,018	(22)	3
Asia	3,712	3,632	12,644	10,862	+16	7
Other markets	2,553	2,943	9,795	9,575	+2	6
Total	45,877	48,633	177,080	180,615	(2)	100

Operating income

Operating income for the fourth quarter of 2002 amounted to SEK 823 M, compared with an operating loss of SEK 364 M in the year-earlier period.

Trucks' operating income for the fourth quarter of 2002 was SEK 507 M (591, excluding restructuring). The strong earnings in Europe continued, primarily for Volvo Trucks. Earnings were adversely affected by the production changeover to the new Volvo VN in North America and the transfer of Mack's production of highway trucks to the New River Valley plant. Mack also had five non-production weeks at the assembly plant in Macungie, Pennsylvania.

Earnings within Buses improved, mainly as a result of positive effects from turn-around activities, and operating income amounted to SEK 33 M in the quarter compared with a loss of SEK 231 M in the year-earlier period, excluding restructuring costs. Volvo CE reported an operating loss of SEK 47 M in the fourth quarter compared with an income of SEK 136 M in the year-earlier period, excluding restructuring costs. The loss was a result of the weak markets in North America and Europe, provisions for dealer restructuring in the US, costs for rationalizing the production of wheeled excavators and costs for the launch of new products. Earnings for Volvo Penta remained favorable, with an operating margin of 9.2% in the fourth quarter of 2002. Volvo Aero's earnings declined significantly due to weaker demand and a weaker USD. Financial Services operating income rose to SEK 129 M (80) in the fourth quarter. Operating income for other companies improved to SEK 83 M in the fourth quarter of 2002 (loss: 20).

Operating income for the Group in the fourth quarter of 2002 included capitalization of development costs, net of amortization, totaling SEK 336 M compared with SEK 580 M in the year-earlier period. Capitalization and amortization for the full year amounted to SEK 1,357 M (2,038).

Operating income for the full year was negatively affected by Swedish pension costs of SEK 807 M (292) as a result of the weak development in the stock market.

Net interest expense
Net interest expense for the fourth quarter of 2002 improved to SEK 69 M compared with SEK 120 M in the third quarter. The improvement was mainly due to lower net financial debt and lower funding costs in the US.

Taxes
During the fourth quarter of 2002, a tax expense of SEK 102 M was reported (income: 53), mainly relating to current tax expenses in subsidiaries outside Sweden partially offset by deferred tax income.

Consolidated income statements*	Fourth quarter		Year
SEK M	2002	2001	2002	2001
Net sales	45,877	48,633	177,080	180,615
Cost of sales	(37,598)	(40,321)	(145,453)	(149,477)
Gross income	8,279	8,312	31,627	31,138
Research and development expenses	(1,656)	(1,361)	(5,869)	(5,391)
Selling expenses	(4,197)	(4,242)	(15,393)	(14,663)
Administrative expenses	(1,258)	(1,514)	(5,464)	(6,474)
Other operating income and expenses	(559)	(497)	(2,989)	(3,071)
Income from Financial Services	129	80	490	325
Income (loss) from investments in associated companies	98	9	126	(88)
Income (loss) from other investments	(13)	(14)	309	1,410
Restructuring costs	-	(1,137)	-	(3,862)
Operating income (loss)	823	(364)	2,837	(676)
Interest income and similar credits	359	388	1,246	1,653
Interest expenses and similar charges	(428)	(629)	(1,870)	(2,653)
Other financial income and expenses	(17)	58	(200)	(190)
Income (loss) after financial items	737	(547)	2,013	(1,866)
Taxes	(102)	53	(590)	326
Minority interests in net (income) loss	3	7	(30)	73
Net income (loss)	638	(487)	1,393	(1,467)

Income (loss) per share, SEK	1.50	(1.20)	3.30	(3.50)
* Financial Services reported in accordance with the equity method

Key operating ratios, Volvo Group	Fourth quarter		Year
%	2002	2001	2002	2001
Gross margin	18.0	17.1	17.9	17.2
Research and development expenses in % of net sales	3.6	2.8	3.3	3.0
Selling expenses in % of net sales	9.1	8.7	8.7	8.1
Administrative expenses in % of net sales	2.7	3.1	3.1	3.6
Operating margin*	1.8	1.6	1.6	1.8
Operating margin	1.8	(0.7)	1.6	(0.4)
* Excluding restructuring costs

Condensed income statement - Financial Services	Fourth quarter		Year
SEK M	2002	2001	2002	2001
Net sales	2,610	2,314	9,925	9,495
Income after financial items	129	80	490	325
Taxes	(32)	(53)	(134)	10
Net income	97	27	356	335

Key ratios - Financial Services			Dec 31	Dec 31
12-month figures unless otherwise stated			2002	2001
Return on shareholders' equity, %			4.8	4.2
Equity ratio at end of period, %			10.8	10.3
Asset growth, %			(5.7)	10.5

Consolidated balance sheets	Volvo Group excl				Volvo Group
	Financial Services 1)		Financial Services		total
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
SEK M	2002	2001	2002	2001	2002	2001
Assets
Intangible assets	16,919	17,366	126	159	17,045	17,525
Property, plant and equipment	27,789	30,370	3,010	2,864	30,799	33,234
Assets under operating leases	11,155	15,020	13,284	14,060	23,525	27,101
Shares and participations	34,750	35,145	236	203	27,492	27,798
Long-term customer finance receivables	55	19	25,348	26,256	25,207	26,075
Long-term interest-bearing receivables	4,189	5,627	7	0	4,188	5,554
Other long-term receivables	8,489	9,017	47	73	8,297	8,902
Inventories	27,564	30,557	741	518	28,305	31,075
Short-term customer finance receivables	44	95	22,700	23,732	21,791	22,709
Short-term interest-bearing receivables	4,306	6,799	0	82	1,302	2,525
Other short-term receivables	25,767	29,798	2,126	2,647	25,693	31,044
Marketable securities	16,570	12,997	137	517	16,707	13,514
Cash and bank	7,584	11,877	1,602	2,417	8,871	13,869
Total assets	185,181	204,687	69,364	73,528	239,222	260,925

Shareholders' equity and liabilities
Shareholders' equity	78,278	85,185	7,494	7,550	78,278	85,185
Minority interests	247	391	0	0	247	391
Provisions for post-employment benefits	16,218	14,632	18	15	16,236	14,647
Other provisions	13,893	14,085	2,828	4,342	16,721	18,427
Loans	22,494	29,710	54,270	57,956	72,437	81,568
Other liabilities	54,051	60,684	4,754	3,665	55,303	60,707
Shareholders' equity and liabilities	185,181	204,687	69,364	73,528	239,222	260,925

1) Financial Services reported in accordance with the equity method.

Balance sheet

The Volvo Group's total assets at December 31, 2002 amounted to SEK 239.2 billion, corresponding to a decline of SEK 21.7 billion compared with year-end 2001. Approximately SEK 19.4 billion of the decrease was related to currency effects.

Shareholders' equity amounted to SEK 78.3 billion as of December 31, 2002, corresponding to an equity ratio of 42.4%, excluding Financial Services. Net financial debt on the same date amounted to SEK 6.1 billion, corresponding to 7.7% of shareholders' equity and minority interest. At December 31, 2002, minimum liability adjustments were recognized in Volvo's balance sheet attributable to the under funded positions of the Group's pension plans in the United States. The minimum liability adjustments have been calculated in accordance with US GAAP (see further "Accounting principles" on page 23) and reduced shareholders' equity by SEK 2.5 billion. Provisions for post-employment benefits (pensions and other benefits), and thus also net financial debt, increased by SEK 2.7 billion due to the minimum liability adjustments. Other changes in shareholders' equity and net financial position since year-end are specified in the tables on page 9. Effective in 2003, Volvo intends to adopt new accounting principles for employee benefits, (see "Accounting principles" on page 23). Consequently shareholders' equity will be reduced by SEK 1.9 billion and provisions for post-employment benefits will increase with the same amount in the first quarter of 2003.

Volvo's holding in Scania was acquired in 1999. The book value amounts to SEK 264 per share, which largely corresponds to the average acquisition value. At year-end, the price of the Scania B share was SEK 168.50 per share and the average price during 2002 was SEK 177. If Scania would be valued at the year-end price, a write-down of SEK 8,750 M would be necessary.

Volvo intends to divest the holding in Scania and discussions are held with a number of industrial buyers. Volvo's assessment is that a combined block of shares represents a higher value than the listed price on the stock exchange. Combined with valuations based on external assessments of Scania's future earnings capacity, this indicates a value at a level corresponding to the reported value. The value of the item is difficult to assess, but Volvo considers that the above factors combined justify that the book value is retained unchanged.

Change in net financial position, SEK bn	Fourth quarter	Year
Beginning of period	(8.9)	(7.0)
Cash flow from operating activities	6.4	10.4
Investments in fixed assets, net	(1.4)	(5.3)
Investments in shares, net	0.0	(0.1)
Acquired and divested operations	(0.1)	(0.1)
Cash-flow after net investments, excluding Financial Services	4.9	4.9
Debt in acquired and divested operations	0.0	(0.2)
Dividend paid	0.0	(3.4)
Change in provision for post employment benefits	(2.7)	(3.5)
Currency effect	0.7	3.8
Other	(0.1)	(0.7)
Total change	2.8	0.9
Net financial position at end of period	(6.1)	(6.1)

Key ratios	Dec 31	Dec 31
12-month figures unless otherwise stated	2002	2001
Sales growth, %	(2.0)	50.0
Income per share, SEK	3.30	(3.50)
Income per share, excluding restructuring costs, SEK	3.30	3.10
Return on shareholders' equity, %	1.7	(1.7)
Return on shareholders' equity excluding restructuring costs, %	1.7	1.5
Net financial position at end of period, SEK billion	(6.1)	(7.0)
Net financial position at end of period as percentage of shareholders' equity and minority interests	(7.7)	(8.2)
Shareholders' equity and minority interests as percentage of total assets	32.8	32.8
Shareholders' equity and minority interests as percentage of total assets, excluding Financial Services	42.4	41.8

Change in shareholders' equity	Jan - Dec
SEK bn	2002	2001
Beginning of period	85.2	88.3
Translation differences	(2.2)	1.0
Repurchase of own shares	-	(8.3)
Issue of shares to Renault SA	-	10.4
Dividend to Volvo's shareholders	(3.4)	(3.4)
Minimum liability adjustment for post-employment benefits	(2.5)	(1.4)
Net income	1.4	(1.5)
Other changes	(0.2)	0.1
Balance at end of period	78.3	85.2

Number of Volvo Shares	Dec 31	Dec 31
million	2002	2001
Number of shares outstanding	419.4	419.4
Average number of shares outstanding during the period	419.4	422.4
Company shares held by AB Volvo	22.1	22.1

Cash flow statement	Fourth quarter		Year
SEK bn	2002	2001	2002	2001
Operating activities
Operating income (loss)*	0.7	(0.4)	2.3	(1.0)
Add depreciation and amortization	1.7	1.2	7.8	7.0
Other non-cash items	0.0	0.1	1.0	0.0
Change in working capital	4.5	2.9	0.4	6.0
Financial items and income taxes paid	(0.5)	(0.2)	(1.1)	(2.3)
Cash flow from operating activities	6.4	3.6	10.4	9.7

Investing activities
Investments in fixed assets	(1.7)	(1.9)	(6.3)	(7.7)
Investment in leasing vehicles	0.0	(0.2)	(0.1)	(0.5)
Disposals of fixed assets and leasing vehicles	0.3	0.4	1.1	1.1
Customer Finance receivables, net	0.0	0.2	0.0	0.8
Investments in shares, net	0.0	0.4	(0.1)	3.2
Acquired and divested operations	(0.1)	(0.1)	(0.1)	14.7
Cash-flow after net investments excl Financial Services	4.9	2.4	4.9	21.3

Cash-flow after net investments, Financial Services	(1.7)	(1.2)	(4.3)	(5.3)

Cash-flow after net investments, Volvo Group total	3.2	1.2	0.6	16.0

Financing activities
Change in other loans, net	(2.1)	3.7	(0.1)	6.2
Loans to external parties, net	(0.1)	1.5	1.7	0.2
Repurchase of own shares	-	-	-	(8.3)
Dividend to AB Volvo shareholders	-	-	(3.4)	(3.4)
Other	0.1	0.1	0.1	0.1
Change in liquid funds excl translation differences	1.1	6.5	(1.1)	10.8
Translation difference on liquid funds	(0.3)	(0.1)	(0.7)	0.6
Change in liquid funds	0.8	6.4	(1.8)	11.4
* excluding Financial Services

Condensed cash-flow statement, Financial Services	Fourth quarter		Year
SEK bn	2002	2001	2002	2001
Cash-flow from operating activities	1.4	1.5	4.9	4.5
Net investments in credit portfolio etc	(3.1)	(2.7)	(9.2)	(9.8)
Cash-flow after net investments	(1.7)	(1.2)	(4.3)	(5.3)

The Volvo Group's cash flow

Cash flow after net investments, excluding Financial Services, amounted to SEK 4.9 billion during the fourth quarter of 2002. The capital efficiency program that was initiated earlier in 2002 had positive effects on cash flow during the year, and in the fourth quarter, the amount of working capital tied up in inventories and receivables was reduced. Operating cash flow for the full year amounted to SEK 5.1 billion (3.4).

Cash flow after net investments within Financial Services was negative in an amount of SEK 1.7 billion in the quarter (1.2).

Net borrowing decreased during the fourth quarter by SEK 2.1 billion. During the same period, total liquid funds increased by SEK 0.8 billion and amounted to SEK 25.6 billion as of December 31, 2002.

Financial review by business area

Net sales	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %
Trucks	31,133	32,580	118,752	116,568	2
Buses	3,852	4,044	14,035	16,675	(16)
Construction Equipment	5,287	4,992	21,012	21,135	(1)
Volvo Penta	1,723	1,894	7,669	7,380	4
Volvo Aero	2,053	3,123	8,837	11,784	(25)
Other	1,829	2,000	6,775	7,073	(4)
Net sales	45,877	48,633	177,080	180,615	(2)

Operating income	Fourth quarter		Year
SEK M	2002	2001	2002	2001
Trucks	507	591	1,189	1,040
Buses	33	(231)	(94)	(524)
Construction Equipment	(47)	136	406	891
Volvo Penta	159	128	647	658
Volvo Aero	(41)	89	5	653
Financial Services	129	80	490	325
Other	83	(20)	194	143
Operating income*	823	773	2,837	3,186
Restructuring costs	-	(1,137)	-	(3,862)
Operating income (loss)	823	(364)	2,837	(676)
*excl restructuring costs

Operating margin	Fourth quarter		Year
%	2002	2001	2002	2001
Trucks	1.6	1.8	1.0	0.9
Buses	0.9	(5.7)	(0.7)	(3.1)
Construction Equipment	(0.9)	2.7	1.9	4.2
Volvo Penta	9.2	6.8	8.4	8.9
Volvo Aero	(2.0)	2.8	0.1	5.5
Operating margin*	1.8	1.6	1.6	1.8
Operating margin	1.8	(0.7)	1.6	(0.4)
*excl restructuring costs

Trucks

At the beginning of 2002, the Volvo Group changed the organizational structure of its truck operations by making the three truck companies – Mack Trucks, Renault Trucks and Volvo Trucks – separate business areas. The joint organization for Product Planning, Purchasing and Product Development, Volvo 3P, forms a separate business unit.

Net sales by market area	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %
Europe	19 318	18 956	67 830	66 367	+2
North America	7 170	8 523	33 721	33 630	+0
South America	751	972	3 277	3 993	(18)
Asia	1 837	1 776	5 919	4 659	+27
Other markets	2 057	2 353	8 005	7 919	+1
Total	31 133	32 580	118 752	116 568	+2

Total market
The total world market for heavy trucks reached an all-time-high in 2002 of 880,000 units (785,000) according to preliminary estimates. The increase was due to a substantially higher demand in China of about 110,000 units. After two very good years in 2000 and 2001, the total market for heavy trucks in Western Europe declined by approximately 11% to 214,000 units in 2002. The decline was mainly due to lower demand in Germany (down 15%), France (down 12%) and Great Britain (down 6%).

In North America total deliveries of heavy trucks (class 8) amounted to 180,000 vehicles, an increase of 5% compared with 2001. This was due to a peak in demand during the middle of the year related to prebuys prior to new US emission regulations. Late in the fourth quarter, deliveries declined somewhat due to continuing economic uncertainty in the US and a sharp rise in diesel fuel prices.

The total market for heavy trucks in Asia increased in 2002 mainly due to substantially increased demand in China (2001: 150,000 and 2002: 260,000) and to some extent in the Middle East.

Deliveries
The Group's total deliveries during the fourth quarter of 2002 amounted to 42,515 vehicles, an increase of 1% compared with the year-earlier period. In Europe, 28,203 trucks were delivered in the fourth quarter, compared with 27,062 trucks in 2001. Both Renault and Volvo managed to maintain a high level of deliveries. Deliveries in North America were lower as an effect of production changeover and to some extent due to EPA02 pre-buys, and totaled 7,438 vehicles in the fourth quarter, down 3% compared with the year-earlier period. Deliveries in Asia continued to develop favorably and increased by 12% to 2,960 trucks.

Volvo Trucks deliveries rose 3% in 2002 to 69,483 despite very limited production capacity in Europe in the first quarter due to a changeover in production to the new truck range. Compared with the preceding year, total deliveries of Volvo trucks increased 11% in the fourth quarter. Deliveries in North America were limited in the fourth quarter due to the production change over to the new Volvo VN range. Deliveries in Western Europe and Asia were up 11% and 14% respectively compared with 2001. Deliveries in China rose 89% to 1,049 trucks.

Renault Trucks' total deliveries for the year amounted to 64,405 vehicles, in line with the preceding year but with some significant increases notably in Spain, Italy and Eastern Europe. Successfully launched at the end of 2001, the new Renault Magnum posted increasing deliveries (up 11.5%) as well as the Mascott (> 5 tons) up 10%. However, deliveries of Renault Midlum and Kerax slowed down somewhat in the fourth quarter compared with the year-earlier period.

Total deliveries of Mack trucks totaled 23,245 vehicles in 2002, down 2% compared with 2001. In the fourth quarter Mack Trucks delivered a total of 4,510 trucks (5,525). Deliveries for October and November were up compared with the corresponding period in 2001 – the result of the upswing in orders earlier in the year before the October 1 implementation of new emissions regulations. In the fourth quarter, Mack closed its Winnsboro, South Carolina assembly operations and began the ramp-up of highway application product assembly at New River Valley. Mack also took five unscheduled non-production weeks at its Macungie, Pennsylvania assembly plant during the fourth quarter of 2002.

Order situation
Total order intake for the year increased somewhat due to successfully launched products such as the Renault Magnum, the Volvo FH, FM, VN and VHD, and the Mack Granite series of trucks.

Order bookings in Europe declined slightly in the fourth quarter. In Asia, however, the positive trend continued and Volvo Trucks' order bookings rose 36% mainly related to the markets in China (+55%) and South Korea (+93%).

In North America, the order backlog for Mack and Volvo decreased by 20% and 12% respectively. Uncertainty about the prospects for economic recovery in the first half of 2003 influenced purchasing decisions in the latter part of the quarter and indications from customers are that the weakness in orders will persist into the first quarter of 2003.

Market shares
The combined market share in Western Europe for the truck operations of the Volvo Group was 27.3% for heavy trucks, through November, making the Volvo Group Europe's largest supplier of heavy trucks. For the period through November, Volvo Trucks' market share declined to 14.1% (14.4%). The decline is due to lower deliveries during the production changeover, with reduced assembly rates in the first half of the year. Renault Trucks' share of the market increased in the medium-duty segment, up 0.1% to 11.0%, and in the heavy-duty segment, up 0.9% to 13.2% in a downward Western European market. In the light-duty segment (3.5 to 6 tons), Renault Truck's share of the market Western Europe was up 0.6% to 7.8% for the first eleven months of 2002, a clear improvement from a level of about 3% in 1999.

In North America, the combined market share in class 8 through November fell to 20.9% (24.3). Despite a drop in overall US market share for 2002 (to 13.4%), Mack was able to maintain its high share through the fourth quarter in its core market segments of construction/vocational straight trucks, refuse applications, and heavy distribution. Volvo Trucks' market share fell to 7.5% (10.0) due to the divestment of the LCOE series of vocational trucks, a lack of production capacity to meet demand for EPA02 pre-buys and through avoidance of low-margin fleet deals.

In Brazil, Volvo is the market leader in the heavy-duty vehicle class for the first time. Its share of the market increased to 31.0%.

Financial performance
Net sales for the fourth quarter amounted to SEK 31,133 M, compared with SEK 32,580 M in the year-earlier period, an increase of 3% adjusted for currency effects. Operating income for the quarter was SEK 507 M (591, excluding restructuring). Earnings improved on most markets in the fourth quarter. The improvement was largely related to strong earnings within Volvo Trucks in Europe, a positive contribution from synergies and to price realization within all three brands. Operating income for the full year amounted to SEK 1,189 M, compared with SEK 1,040 M in 2001.

Trucks showed a strong cash flow for both the fourth quarter and for the full year 2002.

New products
In October, Renault Trucks signed an agreement with the Chinese automobile manufacturer Dong Feng Motors for the transfer of 11-liter engine technology. During the fourth quarter, Volvo Trucks expanded its dealer network in China to comprise nine regional offices and seven service centers.

Transition of production of Mack highway-application trucks to the New River Valley plant proceeded on schedule through November and December. The first Mack production vehicle came off the line at the Virginia facility on December 16. Ramp-up of production was completed by the end of January.

The new-generation Volvo VN, which is designed to meet the new and more rigorous EPA02 emission legislation that came into force at the beginning of the fourth quarter in 2002, went into production during the quarter. The Volvo VN model was very well received by customers, dealers and the media. More than 6,000 orders have been placed to date for the Volvo VN and VHD.

The optimization of the North American dealer network continues with the goal of creating a distribution network comprising of strong and capable dealers, focused on supporting our customers.

Buses

Net sales by market area	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %
Europe	2,070	1,997	7,104	6,636	+7
North America	923	984	3,838	6,847	(44)
South America	114	173	366	757	(52)
Asia	625	655	2,022	1,839	+10
Other markets	120	235	705	596	+18
Total	3,852	4,044	14,035	16,675	(16)

Total market
Compared with 2001, there were major regional variations in the global bus market during 2002. The important European market for Volvo Buses declined by more than 15% during 2002. Declines were posted in Germany, France and Spain. United Kingdom remained low, while the Nordic region showed a positive trend. The coach market in North America deteriorated further. The South American market remained weak. Asia posted some growth.

Order situation
The order intake during the second half of 2002 weakened. At year-end the order book was 10% lower than in the preceding year. Volvo's order book improved for Mexico, Shanghai and Nova/St Eustache.

Deliveries
Volvo delivered 9,059 (9,953) buses and bus chassis during 2002. The decline was mainly attributable to significantly lower volumes in Mexico and North America, which were offset to some extent by favorable volumes in China and the Nordic countries. Deliveries in the fourth quarter were 2,752 (2,791). During the year, 35% of the deliveries were complete buses compared with 43% in the preceding year. The lower percentage is largely due to the North American joint ventures being consolidated by the proportional method as of October 1, 2001.

Market shares
Volvo increased its market shares in Europe as a result of the prevailing weak overall market situation in Continental Europe, where Volvo has relatively low penetration, and the favorable situation in the Nordic region. A positive development was noted for Volvo in China and Southeast Asia. Volvo has lost some market share in North America due to the withdrawal from the US city bus market and a reduced penetration in Mexico. Volvo is prioritizing profitability in a weak market with intense price competition.

Financial performance
Net sales in 2002 amounted to SEK 14,035 M (16,675). For the fourth quarter, net sales amounted to SEK 3,852 M (4,044), an increase of 2% adjusted for currency effects. Operating income in the fourth quarter amounted to SEK 33 M (loss: 231). The year-to-date operating loss was SEK 94 M (524). The improvements compared with the year-earlier period are to a large extent due to turn-around activities in North America and improvements in Europe and Asia. These positive effects were partly offset by lower volumes in Mexico and South America.

In focus
Volvo Buses proceeds with the internal productivity and cost management programs. Cash Flow management is a priority and comprehensive programs are being implemented in this area. The turnaround program continues with the objective of further improvements on profitability. The pricing of the products is enhanced by continued emphasis on product performance and customer value based pricing.

Construction Equipment

Net sales by market area	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %
Europe	2,920	2,504	10,837	10,667	+2
North America	1,062	1,269	5,667	6,145	(8)
South America	201	200	709	847	(16)
Asia	851	795	3,048	2,773	+10
Other markets	253	224	751	703	+7
Total	5,287	4,992	21,012	21,135	(1)

Total market
The total combined world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 5% during the fourth quarter compared with the corresponding period in the preceding year. The increase was attributable mainly to Asia and other international markets, which were up 17%. In North America, the total market declined 6%, and Europe was down 1%.

The total market for heavy construction equipment rose 12% during the fourth quarter compared with a year earlier. The North American and European markets were both down 4%, while international markets were up 34%.

The total market for compact equipment was flat during the quarter. The North American market was down 8%, Europe was up 1%, and international markets rose 4%.

For the full year of 2002, the combined world market for compact and heavy equipment fell 3% within Volvo CE's product range, with a decrease in North America of 12%, Europe down 6%, while the international markets were up 7%. The positive developments in the international markets 2002 was led by China, up 84%, and mainly driven by a more than an 80% increase in excavators. Oceania was up 43%, and the rest of Asia, Middle East and Eastern Europe all increased by slightly over 30% during 2002.

Market share
Despite the declining total world market, Volvo CE was able to increase the number of units sold by about 1% in 2002 compared with a year earlier and the company increased its share of the market in several important geographical and product areas. The market shares also rose during the fourth quarter, due mainly to recently launched products backed by a strong brand name.

Order situation
The value of the order backlog at December 31 was approximately 30% higher than on the same date in 2001. Compared with the end of the third quarter 2002, the value of the order backlog was 9% lower.

Financial performance
Volvo CE's net sales rose 6% to SEK 5,287 M (4,992) during the fourth quarter. Net sales for the full year amounted to SEK 21,012 M compared with SEK 21,135 M in the year-earlier period. Operating loss during the period amounted to SEK 47 M (income: 136) and operating margin was a negative 0.9% (positive: 2.7). The loss was a result of the weak markets in North America and Europe combined with a continued price pressure. Provisions for dealer restructuring in the US, costs for rationalizing the production of wheeled excavators, and launch costs for the new backhoe loader and the skid-steer loader also affected earnings adversely. Operating income for the full year amounted to SEK 406 M, compared with SEK 891 M in the preceding year.

Product introductions and other events
The production of the skid-steer loader that was acquired from Textron's subsidiary OmniQuip began during the forth quarter at Volvo CE's production facility in Asheville, North Carolina. Branded Volvo, the first deliveries of the new skid-steer loader to customers will take place during the first quarter of 2003. At the end of 2002, approximately 50 rental stores were opened or were under development agreement in North America and Europe under the Volvo CE Rents umbrella. During the autumn Volvo CE appointed three new dealers in China.

Volvo Penta

Net sales by market area	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %
Europe	867	970	3,945	3,827	+3
North America	453	492	2,261	2,175	+4
South America	45	71	127	213	(40)
Asia	293	306	1,141	988	+15
Other markets	65	55	195	177	+10
Total	1,723	1,894	7,669	7,380	+4

Total market
The global market for marine and industrial engines gradually weakened during the year, primarily as a result of a decline in confidence in the future among consumers and uncertainty regarding the situation in Iraq.

The marine engine market in North America continued to weaken during the year, primarily regarding diesel engines. In Europe, the demand for marine engines was rather stable, while the market for industrial engines declined.

The market for industrial engines continued to perform positively in Asia, while the demand for marine and industrial engines in South America declined sharply compared with 2001.

Market share
During 2002, Volvo Penta strengthened its market shares in all segments. In Europe, positions for marine engines continued to strengthen and the now strong share of the industrial engines market was defended. Volvo Penta also continued to increase its shares of the North American marine engine market and the most apparent was the increase in market share for diesel engines. A strong level of demand in 2002 for industrial engines for irrigation pumps in Saudi Arabia created a strong position for Volvo Penta as the leading industrial engine manufacturer in Saudi Arabia.

Volvo Penta's launch of the new heavy diesel engine program for commercial marine traffic was also successful, which led to gradually strengthened positions in many new growth markets.

Order situation
The order bookings in the marine leisure-craft sector remained stable during the fourth quarter, while there was an increase in order bookings for commercial marine traffic. Despite declining markets, the new products launched in recent years continued to generate increased sales and higher market shares.

Order bookings for industrial engines were at lower levels than during the corresponding period in 2001, when Volvo Penta secured exceptionally large orders from Saudi Arabia and Brazil. The long-term rate of growth for Volvo Penta's industrial engine operations, however, remains favorable.

Financial performance
Volvo Penta managed to increase sales despite a continued weak world economy. Total net sales in 2002 rose 4% and amounted to SEK 7,669 M (7,380), distributed as follows by business segment: Marine Leisure: SEK 4,713 M (4,463); Marine Commercial: SEK 956 M (866) and Industrial: SEK 2,000 M (2,051).

Volvo Penta's operating income amounted to SEK 159 M in the fourth quarter compared with SEK 128 in the year-earlier period. Operating income for the year amounted to SEK 647 M (658). The increase in sales and a continued tight cost control contributed to the strong result. Adjusted to a comparable basis, earnings for 2002 exceeded the preceding year, which was the best ever in the history of Volvo Penta. Operating margin for the year was 8.4% (8.9).

The continued strong focus on capital rationalization of inventories, receivables and payables contributed to a strong cash flow in 2002.

Product news
The positive results regarding customer satisfaction shown in Volvo Penta's internal survey were confirmed during the year by external surveys, such as that by the reputable company JD Powers. Volvo Penta is now ranked highest in customer satisfaction by both boat-builders and end-customers in the marine leisure field.

During the year, Volvo Penta introduced the TAMD 75 diesel engine within the marine leisure sector. The engine is an important addition in the 500-hp power range, in which Volvo Penta is already the market leader. The Volvo Penta propeller range was extended with a four-blade folding propeller, available for engines up to 120 hp.

In 2002, Volvo Penta became the first company in the marine industry to launch telematics services. In its initial phase, telematics is aimed at safety and service-related activities to make boat-ownership more secure. The launch took place in the US, but the new technology will also be introduced to boat-owners in Europe. To date, the interest in telematics in the US has exceeded expectations.

Within marine commercial traffic, Volvo Penta's product range was extended downwards as a result of the new five- and seven-liter diesel engines. The engines, which are suitable as propulsion engines for various types of workboats, create new business opportunities for Volvo Penta in a new marine segment.

In the industrial sector, the product range was extended at the beginning of 2002 with a performance-developed 10-liter diesel engine, primarily designed for generator sets.

Volvo Aero

Net sales by market area	Fourth quarter		Year		Change
SEK M	2002	2001	2002	2001	in %
Europe	720	1,644	3,450	4,875	(29)
North America	1,126	1,150	4,573	5,841	(22)
South America	48	51	177	187	(5)
Asia	101	208	497	708	(30)
Other markets	58	70	140	173	(19)
Total	2,053	3,123	8,837	11,784	(25)

Total market
For the first eleven months of 2002 world airline passenger traffic declined by 1.7% compared with the corresponding period in the preceding year. However, for the eleven months ending November 2002, traffic was 6% below the same period in 2000.

Total US traffic was down by 4% and European international traffic by about 5% through November. However, the Asia-Pacific region has its own dynamics and international traffic increased by 5% in the first eleven months.

Political and economic uncertainties continue to impact the airline industry worldwide and airlines are under intense pressure. The market collapse following the terrorist attacks of September 11, 2001 is still causing severe stress, especially for those reliant on the depressed US market.

According to a report presented by the US Department of Transportation, the American airline industry suffered a total loss of USD 9 billion during 2002, following its USD 7.5 billion loss in 2001. Two leading US airlines, United and US Airways, entered into Chapter 11 bankruptcy protection during the second part of 2002.

The two aircraft manufacturers Airbus and Boeing delivered 684 new aircraft during the year, down 20%. The decline is expected to continue in 2003 to a level about 15% lower than in 2002. No upturn is expected until 2005, which will also affect Volvo Aero as a supplier of components for engines on Boeing and Airbus aircraft.

Order situation
The decline in the international aviation industry continued during the fourth quarter resulting in reduced order bookings for new aircraft, among other effects. Boeing reported a 25% decline. The company secured 251 orders for new aircraft, but after cancellations and other adjustments, net order bookings slumped to 176 aircraft – the lowest order bookings since 1994. Airbus received orders for 300 new aircraft, but the net slid to 233.

The decline also continued in the overhaul segment. Many hard-hit airlines are attempting to hold down maintenance costs as long as possible through such measures as grounding aircraft when they require extensive overhaul and switching to other aircraft that were mothballed or through cannibalizing grounded aircraft for engines and other parts. The effect is that sales of spare parts and the number of engine overhaul orders remain at a low level, while the intensifying competition results in additional price pressures, with increasingly lower margins for the players.

Financial performance
As a result of the continued slump within the aviation industry, Volvo Aero's net sales in the fourth quarter declined to SEK 2,053 M (3,123). Operating loss for the period amounted to SEK 41 M (income: 89), and operating margin was a negative 2.0%, compared with a positive 2.8% in the year-earlier period.

The weak earnings were attributable primarily to the sharp decline in the aftermarket, in which Volvo Aero was hit by the reduced need for engine overhauls and new and old spare parts. Concurrently, the Land & Marine Gas Turbines unit was affected by the decline in the energy sector.

Despite the deep crisis in the aviation industry, Volvo Aero's Aerospace Components and Military Engines business units were able to deliver positive earnings for the full year, which offset the declines in the other business units. Volvo Aero's operating income for 2002 amounted to SEK 5 M (653)

Net sales for 2002 amounted to SEK 8,837 M (11,784). Operating margin was 0.1% (5.5).

Major efforts were made to improve cash flow. Despite the difficult market situation, this work was highly successful, and contributed to a positive cash flow for the year.

New orders
During the fourth quarter, Volvo Aero Engine Services signed an agreement with Corsair International of France covering overhaul of engines for two of the company's Boeing 747 aircraft. The order value is estimated to exceed SEK 400 M over a period of five years.

Volvo Aero Services signed important cooperation agreements at the end of the year with significant players in the aftermarket, such as Pratt & Whitney, Bombardier and Goodrich.

Financial Services

New financing
The total volume of new retail financing in 2002 amounted to SEK 26.3 billion, which was SEK 3.7 billion higher than the year-earlier period. The main drivers behind the growth in volume were Renault and Mack, which accounted for 23% of the retail volume in 2002 compared with 6% in 2001.

In the markets where financial services are offered, the average year-end penetration was 27% for Volvo Trucks, 23% for Volvo Buses, 22% for Construction Equipment, 12% for Renault Trucks and 10% for Mack Trucks. Expressed as an average, Volvo Financial Services (VFS) financed approximately 19% of the units sold in the markets where financing is offered.

Total assets
Total assets as of December 31, 2002 amounted to SEK 69.4 billion (73.5), of which SEK 61.3 billion (64.0) in the credit portfolio. Adjusted for the effects of foreign exchange movements, the credit portfolio growth in 2002 was 8% (9). The credit portfolio consists of 59% Volvo Trucks, 15% Construction Equipment, 11% Buses, 8% Renault Trucks and 5% Mack Trucks. The remaining 2% is mainly related to Volvo Aero and Volvo Penta. From a currency perspective, 37% of the portfolio was denominated in USD, 34% in EUR, 12% in GBP, and 7% in AUD and CAD. The remaining 10% is primarily in other European and Latin American currencies.

Financial performance
Year-end operating income amounted to SEK 490 M (325) and operating income for the fourth quarter was SEK 129 M (80).

Write-offs during 2002 amounted to SEK 893 M (823), which included SEK 175 M (0) of write-offs related to the liquidation of the judicial portfolio in Latin America that were fully provided for in prior periods. The write-off ratio for 2002 was 1.39% (1.36%). Excluding write-offs on the Latin American judicial portfolio, the write-off ratio was 1.11%. At the end of December, total credit reserves amounted to 2.6% of the credit portfolio compared with 2.9% at the end of 2001.

During 2002, the new portfolio management strategies that were introduced in 2001 produced favorable results. Throughout the year, VFS placed emphasis on acquiring contracts that were prudently underwritten and competitively priced. As a result, a foundation for controlled growth and improved profitability was successfully laid. VFS also forged closer ties to Mack and Renault Trucks. Both manufacturers now enjoy custom-branded finance programs that are typically served by a common back-office to minimize costs. In 2002, VFS began to benefit from the increased diversification through Mack Trucks and Renault Trucks, and also through improved performance and stability of the US truck portfolio.

Number of employees
As of December 31, 2002, the Volvo Group had 71,156 employees, compared with 70,921 at the end of 2001. The increase is mainly due to increased production within Volvo Trucks.

Parent Company, AB Volvo
Income from investments in Group companies includes dividends in the amount of SEK 770 M (24,814), net Group contributions delivered totaling SEK 3,835 M (3,450) and write-down of shares of SEK 531 M (12,217). Income from other investments includes a dividend of SEK 319 M (637) from Scania AB and in the preceding year a capital gain of SEK 595 M from the sale of shares in Mitsubishi Motors Corporation.

Parent Company, AB Volvo income statements
SEK M	2002	2001
Net sales	441	500
Gross income	0	0
Operating expenses	(544)	(424)
Income (loss) from investments in Group companies	(3,599)	9,599
Income from investments in associated companies	54	22
Income from other investments	326	1,258
Operating income (loss)	(3,763)	10,455
Interest income and expenses	242	(12)
Other financial income and expenses	(34)	(163)
Income (loss) after financial items	(3,555)	10,280
Allocations	-	2
Taxes	1,070	832
Net income (loss)	(2,485)	11,114

Proposed dividend and repurchase of shares
The Board of Directors proposes that the Annual General Meeting approve payment of a dividend of SEK 8.00 per share for 2002, or a total of SEK 3,356 M. The dividend paid in the preceding year was SEK 8.00 per share.

In addition, the Board of Directors resolved to propose to the Annual General Meeting that the Board be authorized to make decisions regarding the acquisition and transfer of Volvo's own shares. The proposal is corresponding to last year's proposal, which was approved by the Annual General Meeting. The terms are essentially the following: Acquisition may be made of a maximum number of Series A and/or Series B shares so that Volvo, after each purchase, holds not more than 10% of the total number of shares. Purchases may be made through trading on a stock exchange, authorized marketplace or another regulated marketplace on which the Company's shares are traded at a price per share corresponding to the prevailing market price. Acquisitions may also be made through an offer directed to all shareholders at a price that is a maximum of 30% higher than the prevailing market price at the time of the Board's decision regarding such an offer. The main purpose for purchases is to optimize the capital structure of the Group. For the purpose of financing company acquisitions, transfer may be effected through an offer to all shareholders or to another party than a shareholder as payment in conjunction with company acquisitions.

Volvo currently holds 5% of the shares of AB Volvo and the Board of Directors presently has no plans to repurchase additional shares. However, should the financial position of the Volvo Group change, the Board of Directors would want to have that option.

The Annual General Meeting of AB Volvo will be held on April 9, 2003.

Göteborg, February 7, 2003.

AB Volvo (publ)

The Board of Directors

Volvo's annual report 2002 is to be published on March 13, 2003 and will be available at www.volvo.com. The annual report can also be ordered from Celero Support AB, DDC, Dep 64620 ARUN, SE-405 08 Goteborg, Sweden. Telephone: +46 31-661047. Fax: +46 31-662020. E-mail: cs1.volvoinf@memo.volvo.se.

The report on the first three months, 2003 will be published on April 28, 2003.

Quarterly figures,
Volvo Group
SEK M unless otherwise specified	4/2001	1/2002	2/2002	3/2002	4/2002
Net sales	48,633	40,385	49,294	41,524	45,877
Cost of sales	(40,321)	(33,205)	(40,560)	(34,090)	(37,598)
Gross income	8,312	7,180	8,734	7,434	8,279
Research and development expenses	(1,361)	(1,505)	(1,373)	(1,335)	(1,656)
Selling expenses	(4,242)	(3,797)	(3,787)	(3,612)	(4,197)
Administrative expenses	(1,514)	(1,277)	(1,455)	(1,474)	(1,258)
Other operating income and expenses	(497)	(1,094)	(958)	(378)	(559)
Income from Financial Services*	80	115	120	126	129
Income (loss) from investments in associated companies	9	16	(47)	59	98
Income (loss) from other investments	(14)	0	325	(3)	(13)
Restructuring costs	(1,137)	-	-	-	-
Operating income (loss)	(364)	(362)	1,559	817	823
Interest income and similar credits	388	266	313	308	359
Interest expenses and similar charges	(629)	(514)	(500)	(428)	(428)
Other financial income and expenses	58	(8)	(62)	(113)	(17)
Income (loss) after financial items	(547)	(618)	1,310	584	737
Taxes	53	(118)	(212)	(158)	(102)
Minority interests	7	(10)	(18)	(5)	3
Net income (loss)	(487)	(746)	1,080	421	638

Depreciation and amortization included above
Volvo Group excl Financial Services	1,216	1,950	2,184	1,960	1,669
Financial Services	691	783	708	712	877
Total	1,907	2,733	2,892	2,672	2,546

Income (loss) per share, SEK	(1.20)	(1.80)	2.60	1.00	1.50
Average number of shares, million	419.4	419.4	419.4	419,4	419.4
* Financial Services reported in accordance with the equity method.
Income (loss) per share is calculated as net income divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	4/2001	1/2002	2/2002	3/2002	4/2002
Gross margin	17.1	17.8	17.7	17.9	18.0
Research and development expenses in % of net sales	2.8	3.7	2.8	3.2	3.6
Selling expenses in % of net sales	8.7	9.4	7.7	8.7	9.1
Administrative expenses in % of net sales	3.1	3.2	3.0	3.5	2.7
Operating margin	(0.7)	(0.9)	3.2	2.0	1.8
Operating margin excl restructuring costs	1.6	(0.9)	3.2	2.0	1.8

Net sales
SEK M	4/2001	1/2002	2/2002	3/2002	4/2002
Trucks	32,580	26,558	32,554	28,507	31,133
Buses	4,044	3,165	4,142	2,876	3,852
Construction Equipment	4,992	4,476	6,188	5,061	5,287
Volvo Penta	1,894	1,962	2,249	1,735	1,723
Volvo Aero	3,123	2,485	2,338	1,961	2,053
Other	2,000	1,739	1,823	1,384	1,829
Net sales	48,633	40,385	49,294	41,524	45,877

Operating income
SEK M	4/2001	1/2002	2/2002	3/2002	4/2002
Trucks	591	(474)	483	673	507
Buses	(231)	(94)	51	(84)	33
Construction Equipment	136	(131)	464	120	(47)
Volvo Penta	128	146	225	117	159
Volvo Aero	89	78	40	(72)	(41)
Financial Services	80	115	120	126	129
Other	(20)	(2)	176	(63)	83
Operating income (loss)*	773	(362)	1,559	817	823
Restructuring costs	(1,137)	-	-	-	-
Operating income (loss)	(364)	(362)	1,559	817	823
* excluding restructuring costs

Operating margins
%	4/2001	1/2002	2/2002	3/2002	4/2002
Trucks	1.8	(1.8)	1.5	2.4	1.6
Buses	(5.7)	(3.0)	1.2	(2.9)	0.9
Construction Equipment	2.7	(2.9)	7.5	2.4	(0.9)
Volvo Penta	6.8	7.4	10.0	6.7	9.2
Volvo Aero	2.8	3.1	1.7	(3.7)	(2.0)
Operating margin*	1.6	(0.9)	3.2	2.0	1.8
Operating margin	(0.7)	(0.9)	3.2	2.0	1.8
* excluding restructuring costs

Accounting principles
In preparing this report, Volvo has applied the accounting principles presented in Note 1, page 57, of the Volvo 2001 Annual Report.

Change in accounting principles in 2003
Effective in 2003, Volvo will adopt RR29 Employee benefits in its financial reporting. RR29 Employee Benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS19 Employee Benefits issued earlier by the International Accounting Standards Committee (IASC). By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries will be accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability should be established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as of December 31, 2002, in accordance with earlier principles with approximately SEK 1.9 billion. The excess liability will consequently be recognized as of January 1, 2003, as an increase of provisions for pensions and similar benefits and the corresponding decrease of shareholders' equity. In accordance with the transition rules of the new standard, Volvo will not restate figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 will differ for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 will mainly have the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 will be accounted for at a long-term expected return rather than be revalued each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

This report contains forward-looking statements that reflect management's current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company's registration contract with Stockholmsbörsen if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Units invoiced Trucks	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001	Change in %
Europe	28,203	27,062	96,289	98,041	(2%)
Western Europe	25,351	24,403	87,486	90,460	(3%)
Eastern Europe Eastern Europe	2,852	2,659	8,803	7,581	+16%
North America	7,438	7,663	36,515	34,645	+5%
South America	1,406	1,383	5,358	5,789	(7%)
Asia	2,960	2,648	9,144	6,603	+38%
Other markets	2,508	3,329	9,827	10,233	(4%)
Total, Trucks	42,515	42,085	157,133	155,311	+1%

Mack Trucks	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001	Change in %
North America	4,072	5,004	21,615	21,629	(0)
South America	152	244	619	1,169	(47%)
Asia	9	32	19	64	(70%)
Other markets	277	242	992	927	+7%
Total	4,510	5,525	23,245	23,795	(2%)

Renault Trucks	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001	Change in %
Europe	16,066	15,890	57,717	56,726	+2%
Western Europe	14,725	14,805	53,817	53,816	+0%
Eastern Europe	1,341	1,085	3,900	2,910	+34%
Asia	144	154	416	559	(26%)
Other markets	1,688	2,401	6,272	6,962	(10%)
Total	17,898	18,445	64,405	64,247	+0%

Volvo Trucks	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001	Change in %
Europe	12,136	11,169	38,570	41,309	(7%)
Western Europe	10,625	9,598	33,667	36,644	(8%)
Eastern Europe	1,511	1,571	4,903	4,665	+5%
North America	3,366	2,659	14,900	13,016	+14%
South America	1,254	1,139	4,739	4,620	+3%
Asia	2,807	2,462	8,709	5,980	+46%
Other markets	544	686	2,565	2,344	+9%
Total	20,107	18,115	69,483	67,269	+3%

Units invoiced, buses/bus chassis	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001	Change in %
Europe	1,103	854	3,413	3,115	+10%
Western Europe	956	758	3,076	2,899	+6%
Eastern Europe	147	96	337	216	+56%
North America	505	448	1,945	3,128	(38%)
South America	147	220	495	1,009	(51%)
Asia	889	1,062	2,639	2,209	+19%
Other markets	108	207	567	492	+15%
Total, buses/bus chassis	2,752	2,791	9,059	9,953	(9%)

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Aktiebolaget Volvo\Publ\ (Registrant)
February 13, 2003 (Date)	/s/ PATRIK STENBERG Patrik Stenberg